Exhibit 99.1
Mindray Announces Preliminary 2006 Operating Results
Company to Report Fourth Quarter and Fiscal Year 2006 Financial
Results on March 12, 2007
SHENZHEN, China, January 17, 2007 — Mindray Medical International Limited (NYSE: MR) today announced selected preliminary unaudited results for the fiscal year ended December 31, 2006. Mindray also announced that it plans to report its financial results for the fourth quarter and fiscal year ended December 31, 2006 before the US market opens on Monday, March 12, 2007.
Preliminary 2006 Operating Results
For the year ended December 31, 2006 Mindray expects net revenues to be in the range of RMB1,470 million to RMB1,500 million, compared to RMB 1,078.6 million in 2005, and net income to be in the range of RMB360 million to RMB375 million, compared to RMB 205 million in 2005. Basic earnings per share, or EPS, for the year ended December 31, 2006, is expected to be in the range of RMB4.13 to RMB4.31, compared to RMB2.31 in 2005, and diluted EPS is expected to be in the range of RMB3.73 to RMB3.89, compared to RMB 2.31 in 2005. Each Mindray ADS represents one Mindray Class A ordinary share. Mindray’s preliminary 2006 results are unaudited and remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.
Mr. Hang Xu, Chairman and Co-Chief Executive Officer of Mindray, said “We are encouraged by our preliminary results for 2006. We were able to overcome a difficult business environment in the fourth quarter with strong sequential quarterly revenue growth.”
Mr. Xu noted that “the fourth quarter is typically the strongest quarter of the year for medical device manufacturers in terms of revenues.”
Scheduled Announcement of Fourth Quarter and Full Year 2006 Earnings
Mindray plans to report its financial results for the fourth quarter and fiscal year ended December 31, 2006 before the US market opens on Monday, March 12, 2007. Dial-in and other details will be circulated at a later date.

About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence outside of China. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and services offices in China, as well as sales and services offices in Boston, Istanbul, London and Vancouver. For more information, please visit http://www.mindray.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” related to Mindray’s anticipated net revenues, net income and earnings per share for 2006. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The anticipated results for 2006 remain subject to the finalization of Mindray’s year-end closing, reporting and audit processes, particularly as related to accrued expenses and income taxes.
For Investor and Media Inquiries, Please Contact:
In China:
Investor Relations
Mindray Medical International Limited
Tel: +86-755-2658-2518
E-mail: IR@mindray.com
Philip Lisio
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86-10-8520-6688
Philip.lisio@ogilvy.com
In U.S.:
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: +1 212 880 5269